MAXWELL TECHNOLOGIES, INC.
8888 Balboa Avenue
San Diego, California 92123
(858) 279-5100

June 11, 2002

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Ms. Barbara C. Jacobs

  Re:
  Application for Withdrawal of Registration Statement:
  Maxwell Technologies, Inc.
  Registration Statement No. 333-82710

Ladies and Gentlemen:

        Maxwell Technologies, Inc., a Delaware corporation (the "Registrant"), hereby requests pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the "Act"), that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of the Registrant's Registration Statement, which previously was filed with the Commission on February 13, 2002 on Form S-3 under the Act and subsequently amended on April 19, 2002 (Registration No. 333-82710), along with any exhibits filed thereto ("Registration Statement").

        The selling stockholder for which the Registration Statement was originally filed determined not to sell its shares via the Registration Statement. Subsequent to that determination, a need arose to register shares held by other stockholders of the Registrant (the "New Selling Stockholders"). The Registrant amended the Registration Statement for the purpose of registering shares held by the New Selling Stockholders which, the Registrant has since learned, is counter to Commission policies. For these reasons, the Registrant is requesting the withdrawal of the Registration Statement and intends to file another registration statement on Form S-3 immediately for the purpose of registering shares held by the New Selling Stockholders.

        No securities have been sold in connection with the Registration Statement. The Registration Statement has not been declared effective by the Commission.

        Please direct any questions or comments regarding this filing to the undersigned at (858) 503-3011.

Very truly yours,
MAXWELL TECHNOLOGIES, INC.
/s/ JAMES A. BAUMKER James A. Baumker Vice President and Chief Financial Officer